Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

July 15, 2015

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Mr. Eric McNealy

Re:	Cornerstone Total Return Fund, Inc.
Registration Statement on Form N-2/A
(File Numbers: 811-02363 and 333-198846)

Dear Mr. McNealy:

Enclosed for filing herewith is Pre-Effective Amendment No. 1 to the above referenced filing (the “Registration Statement”) of our client, Cornerstone Total Return Fund, Inc. (the “Fund”), initially filed on September 19, 2014.  Pre-Effective Amendment No. 1 to the Registration Statement was initially filed on July 6, 2015 under the incorrect filing number.  We would like to request that Pre-Effective Amendment No. 1 to the Registration Statement filed today, July 15, 2015, be back dated to July 6, 2015.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,
/s/ Allison H. Janell
Allison H. Janell